Exhibit 99.1

METALPHA TECHNOLOGY HOLDING LIMITED

(FORMERLY DRAGON VICTORY INTERNATIONAL LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2022 AND MARCH 31, 2022

(Amounts in U.S. dollars)

	Notes	As of September 30, 2022	As of March 31, 2022
		(Unaudited)	(Audited)
Assets
Non-current assets
Property and equipment	4	204,995	297,974
Right of use assets	5	328,864	385,044
Other assets		29,376	29,441
Total non-current assets		563,235	712,459
Current assets
Other receivables and prepayments	6	502,373	517,359
Loans receivables	7	8,060,849	9,383,903
Digital assets	8	44,505,633	8,438,027
Cash and cash equivalents	9	7,271,584	5,286,991
Total current assets		60,340,439	23,626,280
Total assets		60,903,674	24,338,739
Equity
Share capital	10	2,690	2,360
Additional paid-in capital		29,783,140	26,483,470
Warrants reserves	10	10,488,018	6,063,086
Statutory reserves		589,659	589,659
Accumulated deficit		(25,759,435)	(20,382,304)
Accumulated other comprehensive (loss) income		(773,988)	34,771
Equity attributable to owners of the Company		14,330,084	12,791,042
Non-controlling interests	10	1,901,482	1,410,630
Total equity		16,231,566	14,201,672
Liabilities
Non-current liabilities
Lease liabilities	5	150,032	105,540
Total non-current liabilities		150,032	105,540
Current liabilities
Accounts and other payables	11	4,414,257	1,509,844
Digital assets payables	12	37,873,434	6,200,109
Taxes payable		2,062,889	2,058,367
Lease liabilities	5	171,496	263,207
Total current liabilities		44,522,076	10,031,527
Total liabilities		44,672,108	10,137,067
Total equity and liabilities		60,903,674	24,338,739

The accompanying notes form an integral part of these condensed consolidated financial statements.

METALPHA TECHNOLOGY HOLDING LIMITED

(FORMERLY DRAGON VICTORY INTERNATIONAL LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE (LOSS) INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Amounts in U.S. dollars)

		For the six months ended September 30,
	Notes	2022	2021
		(Unaudited)	(Unaudited)
			(Restated)
Revenue
- Supply chain management platform service fee	13	432,263	1,230,919
- Fair value change of proprietary trading digital assets	13	3,938,870	-
Total revenue		4,371,133	1,230,919

Cost of revenue	14	192,681	214,418

Selling and promotion expenses	15	657,238	3,792,621
Consultation service expenses	16	2,322,212	-
General and administrative expenses	17	1,458,123	2,739,653
Total operating expenses		4,437,573	6,532,274
Results from operating activities		(259,121)	(5,515,773)
Other income		119,841	1,182
Other expenses		(119,656)	(9,869)
Share purchase warrants expenses	10	(4,424,932)	-

Finance income		5,013	107,151
Finance costs		(7,527)	(1,944,656)
Net finance costs	18	(2,514)	(1,837,505)

Loss before income tax		(4,686,382)	(7,361,965)
Income tax expense	19	(199,897)	-
Loss for the period		(4,886,279)	(7,361,965)

Income (loss) attributable to:
Owners of the Company		(5,377,131)	(7,353,732)
Non-controlling interests		490,852	(8,233)
		(4,886,279)	(7,361,965)

Other comprehensive (loss) income
Foreign operation – foreign currency translation differences		(808,759)	335,536
Total comprehensive loss for the period		(5,695,038)	(7,026,429)

Total comprehensive loss attributable to:
Owners of the Company		(6,185,890)	(7,058,447)
Non-controlling interests		490,852	32,018
		(5,695,038)	(7,026,429)
Loss per share attributable to owners of the Company
Basic and diluted loss per share	22	(0.22)	(0.42)

The accompanying notes form an integral part of these condensed consolidated financial statements.

METALPHA TECHNOLOGY HOLDING LIMITED

(FORMERLY DRAGON VICTORY INTERNATIONAL LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Amounts in U.S. dollars)

		Available to owners of the Company
		Ordinary Shares		Additional					Accumulated other		Non-
	Note	Shares	Amount	paid-in capital	Shares to be issued	Warrants reserves	Statutory reserves	Accumulated deficit	comprehensive loss (income)	Subtotal	controlling interests	Totals
			US$	US$		US$	US$	US$	US$	US$	US$	US$
Balances at April 1, 2021 (Unaudited) (Restated)		13,263,066	1,326	14,845,829	195,600	-	589,659	(5,902,414)	(567,333)	9,162,667	(611,686)	8,550,981
Net loss for the period		-	-	-	-	-	-	(7,353,732)	-	(7,353,732)	(8,233)	(7,361,965)
Conversion of convertible debenture into ordinary shares	(a)	5,155,305	516	7,626,578	(195,600)	-	-	-	-	7,431,494	-	7,431,494
Ordinary shares issued under employee plans		890,000	89	-	19	-	-	-	-	108	-	108
Changes in non- controlling interest due to changes in ownership of partially owned subsidiary		-	-	-	-	-	-	(40,251)	-	(40,251)	40,251	-
Foreign operation – foreign currency translation differences		-	-	-	-	-	-	-	335,536	335,536	-	335,536
Balances at September 30, 2021 (Unaudited) (Restated)		19,308,371	1,931	22,472,407	19	-	589,659	(13,296,397)	(231,797)	9,535,822	(579,668)	8,956,154

Balances at April 1, 2022 (Unaudited)		23,598,371	2,360	26,483,470	-	6,063,086	589,659	(20,382,304)	34,771	12,791,042	1,410,630	14,201,672
Net loss for the period		-	-	-	-	-	-	(5,377,131)	-	(5,377,131)	490,852	(4,886,279)
Issuance of share purchase warrants		-	-	-	-	4,424,932	-	-	-	4,424,932	-	4,424,932
Shares issued on private placement (Note 10)		3,300,000	330	3,299,670	-	-	-	-	-	3,300,000	-	3,300,000
Foreign operation – foreign currency translation differences		-	-	-	-	-	-	-	(808,759)	(808,759)	-	(808,759)
Balances at September 30, 2022 (Unaudited)		26,898,371	2,690	29,783,140	-	10,488,018	589,659	(25,759,435)	(773,988)	14,330,084	1,901,482	16,231,566

Note:

(a)	In June 2021, the holder of the convertible note early redeemed the convertible note in full with the issue of 5,155,305 ordinary shares.

The accompanying notes form an integral part of these condensed consolidated financial statements.

METALPHA TECHNOLOGY HOLDING LIMITED

(FORMERLY DRAGON VICTORY INTERNATIONAL LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Amounts in U.S. dollars)

	For the six months ended September 30,
	2022	2021
	(Unaudited)	(Unaudited)
		(Restated)
Cash flows from operating activities
Loss before income tax	(4,686,382)	(7,361,965)
Adjustments for
Finance income	(5,013)	(107,151)
Finance costs	7,527	1,944,656
Fair value change of proprietary trading digital assets	(3,938,870)	-
Depreciation of property and equipment	75,164	28,797
Depreciation of right of use assets	115,505	71,226
Loss on disposal of property and equipment	7,057	-
Share-based compensation	-	1,468,800
Share purchase warrants expenses	4,424,932	-
Changes in assets and liabilities
Decrease/(increase) in other receivables and prepayments	255,989	(1,343,315)
Increase in advance to suppliers	(172,389)	-
Increase in accounts and other payables	2,238,982	412,663
Net cash used in operating activities	(1,677,498)	(4,886,289)

Cash flows from investing activities
Interest received	5,013	107,151
(Increase)/decrease in loans receivables	(1,794,000)	3,009,206
Purchase of property and equipment	(15,055)	(281,211)
Decrease/(increase) in related party receivables	2,114,496	(2,733,476)
Net cash provided by investing activities	310,454	101,670

Cash flows from financing activities
Proceeds from shares issued on private placement	3,300,000	-
Proceeds from issuance of convertible notes, net	-	5,419,972
Increase in related parties payable	220,677	-
Payment of principal portion of lease liabilities	(109,634)	(79,491)
Interest paid	(7,527)	(5,166)
Net cash provided by financing activities	3,403,516	5,335,315

Net Increase of Cash and Cash Equivalents	2,036,472	550,696
Effect of foreign currency translation on cash and cash equivalents	(51,879)	242,439
Cash and cash equivalents–beginning of the period	5,286,991	982,538
Cash and cash equivalents–end of the period	7,271,584	1,775,673

Reconciliation of movement of liabilities to cash flows arising from financing activities
Lease liabilities
US$
Balance as of April 1, 2021	38,153
Changes from financing cash flow
Lease payment	(84,657)
Interest paid	5,166
Total changes from financing cash flow	(79,491)

Other changes
New leases	425,922
Exchange realignments	161
Total other changes	426,083
Balance as of September 30, 2021	384,745

Balance as of April 1, 2022	368,747
Changes from financing cash flow
Lease payment	(117,161)
Interest paid	7,527
Total changes from financing cash flow	(109,634)

Other changes
New leases	79,533
Exchange realignments	(17,118)
Total other changes	62,415
Balance as of September 30, 2022	321,528

Significant non-cash transactions

Non-cash investing and financing activities

Non-cash investing and financing activities for the periods ended September 30, 2022 and 2021, as disclosed in the note, are:

(i)	Capitalized US$79,533 (2021: US$425,922) in right of use assets and US$79,533 (2021: US$425,922) in lease liabilities.

The accompanying notes form an integral part of these condensed consolidated financial statements.

METALPHA TECHNOLOGY HOLDING LIMITED

(FORMERLY DRAGON VICTORY INTERNATIONAL LIMITED)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

1.	BUSINESS AND ORGANIZATION

Metalpha Technology Holding Limited (“the Company”), formerly Dragon Victory International Limited, was formed in the Cayman Islands on July 19, 2015. The Company operates through its PRC operating entities and Metalpha Limited, a company incorporated in the British Virgin Islands. The PRC operating entities currently have one line of business, namely, supply chain management platform services. Metalpha Limited operates cryptocurrency derivative product services in Hong Kong.

On September 21, 2022, the Company transferred 100% of the equity interest in Radiant Alpha Limited, a wholly-owned subsidiary of Metalpha Limited to Antalpha Technologies Holdings Limited (“Antalpha”), the minority shareholder of Metalpha Limited, for a consideration of US$1. Radiant Alpha Limited has no operations as at the date of the disposal.

On November 15, 2022, the shareholders of the Company approved the change of the name of the Company from “Dragon Victory International Limited” to “Metalpha Technology Holding Limited”.

Particulars of subsidiaries of the Company are as below:

	Place of incorporation	Issued share	Principal	Percentage of shareholding%
Company	and operation	capital	activities	Direct	Indirect
Sweet Lollipop Co., Ltd. (“Sweet Lollipop”)	British Virgin Islands	US$50,000	Investment holding	100%	-
Metalpha Holding (HK) Limited (formerly known as “Long Yun International Holdings Limited”)	Hong Kong	HK$10,000	Investment holding	-	100%
HangZhou Longyun Network Technology Co., Ltd (“HangZhou Longyun”) (1)	People’s Republic of China (“PRC”)	RMB7,745,000	Crowdfunding and incubation business	-	-
Hangzhou Dacheng Investment Management Co., Ltd. (“Hangzhou Dacheng”)	PRC	RMB47,497,000	Investment holding	-	100%
Dacheng Liantong Zhejiang Information Technology Co., Ltd (“Dacheng Liantong”)(1)	PRC	RMB8,000,000	Supply chain management platform services	-	-
Hangzhou Xuzhihang Supply Chain Management Co., Ltd. (“Hangzhou Xuzhihang”) (1)	PRC	RMB1,000,000	Supply chain management platform services	-	-
Meta Rich Limited	British Virgin Islands	US$1	Investment holding	-	100%
LSQ Capital Limited	Hong Kong	HK$2,000,000	Advising on securities and asset management	-	100%
Metalpha Limited	British Virgin Islands	US$4,000,000	Proprietary trading of digital assets	-	51%
LSQ Investment Limited	Hong Kong	HK$1	Inactive	-	100%
Hangzhou Taikexi Dacheng Automobile Technology Service Co. Ltd.	PRC	RMB8,700,000	Inactive	-	60%

Notes:

(1)	On March 20, 2018, the Company’s indirectly wholly-owned subsidiary, Hangzhou Dacheng, and HangZhou Longyun signed agreements to give Hangzhou Dacheng the exclusive control over HangZhou Longyun’s management and operations. The purpose and design of the agreements between Hangzhou Dacheng and HangZhou Longyun, was to consolidate Hangzhou Longyun under the Company by way of common control. As both the Company and HangZhou Longyun are commonly control by Mr. Yu Han and Ms. Koulin Han, both immediately before and after the acquisition, this transaction was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss was recognized. All the assets and liabilities of HangZhou Longyun are carried using their original basis. Hence, HangZhou Longyun was consolidated under the Company since its inception due to the purpose and design of the establishment of the agreements. Dacheng Liantong and Hangzhou Xuzhihang are the indirectly owned subsidiaries of HangZhou Longyun.

(2)	Shenzhen Guanpeng International Technology Co., Ltd (“Guanpeng”), an indirectly wholly-owned subsidiary of the Company established on August 3, 2018, has been deregistered on May 24, 2022.

2.	BASIS OF PRESENTATION AND CONSOLIDATION

2.1)	Principles of Presentation

The condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). This basis of accounting involves the application of accrual accounting and consequently, revenue and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s condensed consolidated financial statements are expressed in U.S. dollars (“US$”).

These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements included in the Company’s annual report on Form 20-F for the year ended March 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 16, 2023. Certain disclosures included in the annual financial statements have been condensed or omitted from these condensed consolidated financial statements as they are not required for interim financial statements under IAS and the rules of the SEC.

These condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. These adjustments are of a normal, recurring nature. Interim period operating results may not be indicative of the operating results for a full year.

The Company has disclosed its condensed consolidated financial statements under International Financial Reporting Standards (“IFRS”) for the six months ended September 30, 2022 and 2021. The latest consolidated financial statements under generally accepted accounting principles (U.S. GAAP) were prepared for the year ended March 31, 2021, and the date of transition to IFRS is April 1, 2020. The comparative amounts for the six months ended September 30, 2021 has been restated.

2.2)	Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated financial statements are the same as those applied in the most recent annual audited consolidated financial statements issued on August 16, 2022.

4.	PROPERTY AND EQUIPMENT

	Computer and equipment	Automobiles	Total
	US$	US$	US$
Cost
As of April 1, 2021	198,637	99,939	298,576
Additions	34,517	253,812	288,329
Acquisition of a subsidiary	5,035	7,637	12,672
Exchange realignment	6,715	3,379	10,094
As of March 31, 2022	244,904	364,767	609,671
Additions	13,977	1,077	15,054
Disposals	(162,690)	-	(162,690)
Exchange realignment	(17,684)	(37,552)	(55,236)
As of September 30, 2022	78,507	328,292	406,799
Accumulated depreciation
As of April 1, 2021	198,637	51,647	250,284
Depreciation for the year	22,336	42,641	64,977
Exchange realignment	(2,829)	(735)	(3,564)
As of March 31, 2022	218,144	93,553	311,697
Depreciation for the period	5,060	70,104	75,164
Disposals	(155,633)	-	(155,633)
Exchange realignment	(15,474)	(13,950)	(29,424)
As of September 30, 2022	52,097	149,707	201,804
Carrying amounts
As of September 30, 2022	26,410	178,585	204,995
As of March 31, 2022	26,760	271,214	297,974

5.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

(a) Right-of-use assets

The Company has entered into leases of buildings, which are used for the Company’s operations. Leases of buildings have lease terms of between over one and six years (March 31, 2022: over one and six years).

	September 30, 2022	March 31, 2022
	US$	US$
Cost:
At beginning of period/year	505,494	74,794
Addition during the period/year	79,533	427,672
Exchange realignment	(31,924)	3,028
At end of period/year	553,103	505,494

Accumulated depreciation:
At beginning of period/year	120,450	28,496
Depreciation for the period/year	115,505	90,327
Exchange realignment	(11,716)	1,627
At end of period/year	224,239	120,450

Net carrying amount:	328,864	385,044

(b) Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the period/year:

	September 30, 2022	March 31, 2022
	US$	US$
At beginning of period/year	368,747	38,153
Additions to lease liabilities	79,533	427,672
Interest charged	7,527	11,550
Payment	(117,161)	(109,219)
Exchange realignment	(17,118)	591
At end of period/year	321,528	368,747

Presentation on:

Condensed Consolidated Statements of Financial Position:

	As of September 30, 2022 US$	As of March 31, 2021 US$
Current	171,496	263,207
Non-current	150,032	105,540
Total	321,528	368,747

The following are the contractual undiscounted cash outflows of lease liabilities for the maturity analysis:

	Within 1 year	Over 1 year	Total
	US$	US$	US$
September 30, 2022	159,835	203,761	363,596

March 31, 2022	120,592	274,952	395,544

The effective interest rate applied to the lease liabilities recognized in the condensed consolidated statements of financial position range from 4.75% to 4.90% per annum (March 31, 2022: 4.75% to 4.90% per annum).

6.	OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	As of September 30, 2022 US$	As of March 31, 2022 US$
Advance to service providers	172,872	47,613
Prepaid tax	30,726	69,321
Prepaid insurance	203,047	262,682
Others	156,126	205,517
	562,771	585,133
Allowance for doubtful accounts	(60,398)	(67,774)
	502,373	517,359

Movements of allowance for doubtful accounts as followings:

	September 30, 2022	March 31, 2022
	US$	US$
At beginning of period/year	67,774	65,558
Exchange realignments	(7,376)	2,216
At end of period/year	60,398	67,774

7.	LOANS RECEIVABLES

	As of September 30, 2022	As of March 31, 2022
	US$	US$
Loans to third parties (Note (a))	8,060,849	7,138,703
Loans to a related party (Note (b))	-	2,245,200
	8,060,849	9,383,903

Notes:

(a)	The advances granted to independent third parties are unsecured (March 31, 2022: unsecured), except for US$3,938,989 (March 31, 2022: US$2,070,421) bearing a fixed interest rate at 5% per annum (March 31, 2022: 5% per annum), the remaining loans being interest free (March 31, 2022: interest free), and repayable within 12 months (March 31, 2022: 12 months) from the period end date as of September 30, 2022.

(b)	As of March 31, 2022, the advances granted to Hangzhou Yuao Venture Capital Co., Ltd, a company controlled by the legal representative of Guanpeng, amounted to US$2,245,200 are bearing a fixed interest rate at 5% per annum. As of September 30, 2022, the balance has been reclassified to loans to third parties, as Guanpeng has been deregistered on May 24, 2022.

An impairment analysis is performed on loan receivables at each reporting date and expected credit losses are estimated by applying a loss rate approach with reference to the historical credit records of the Company’s borrowers. The loss rate is adjusted to reflect the current conditions and forecasts of future economic conditions, as appropriate. According to historical experience, all of the proceeds have been received within their due date, and therefore, management considers the probability of default is minimal as of September 30, 2022.

8.	DIGITAL ASSETS

	As of September 30, 2022	As of March 31, 2022
	US$	US$
Digital assets held on exchange institutions	44,505,633	8,438,027

The digital assets held on third party exchange institutions are measured at fair value. They represented balance of digital assets attributable to the Company held in shared wallets of the third party exchanges.

The balance is measured at fair value through profit or loss.

Fair value loss of approximately US$1,330,133 (2021: Nil) from remeasurement of digital assets for the six months ended September 30, 2022.

9.	CASH AND CASH EQUIVALENTS

	As of September 30, 2022 US$	As of March 31, 2022 US$
Bank balances	7,271,584	5,286,991

The Company had the cash and cash equivalents in the following currencies:

	As of September 30, 2022 US$	As of March 31, 2022 US$
US$	6,602,970	4,849,850
HKD	190,901	68,106
RMB	477,713	369,035
	7,271,584	5,286,991

The cash and cash equivalents of US$477,713 (March 31, 2022: US$369,035) are located in mainland China. RMB is not a freely convertible currency and the remittance of funds out of mainland China is subject to exchange restrictions imposed by the PRC government.

10.	CAPITAL, RESERVES AND NON-CONTROLLING INTERESTS

(i) Share capital and additional paid-in capital

The addition of share capital and additional paid-in capital represented the issue of 3,300,000 ordinary shares in private placement on August 2, 2022.

(ii) Share purchase warrants

A continuity schedule of outstanding share purchase warrants and fair value charged to profit or loss are as follows:

	Number Outstanding	Weighted Average Exercise Price	Fair value charged to profit or loss
		US$	US$
Balance - April 1, 2021	-	-	-
Issued	17,800,000	1.79	6,063,086
Balance - March 31, 2022	17,800,000	1.79	6,063,086
Issued	7,300,000	1.05	4,424,932
Balance – September 30, 2022	25,100,000	1.58	10,488,018

On October 27, 2021, the Company issued 1,800,000 share purchase warrants to consultants, exercisable at the lower of (i) $1.50 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

On October 29, 2021, the Company issue warrants to Natural Selection Capital Holdings Limited (the “Consulting Company”) to purchase an aggregate of 14,000,000 ordinary shares, par value US$0.0001 per share of the Company with each such warrant expiring on the tenth anniversary from the date on which the Consulting Company warrants become exercisable, which exercise date shall be the later of: (i) the one year anniversary date of the issuance of such Consulting Company warrants (such one-year period following the date of the issuance of such Consulting Company warrants, and (ii) the applicable vesting date. The warrants are described below:

(i)	3,500,000 share purchase warrants exercisable at $1.00 per share,

(iii)	3,500,000 share purchase warrants exercisable at $1.50 per share, and

(iv)	7,000,000 share purchase warrants exercisable at $2.50 per share.

On November 30, 2021, the Company issued 2,000,000 share purchase warrants to Mr. Ming Ni, a consultant, appointed as director of the Company on December 9, 2021, which are exercisable at the lower of (i) $1.50 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

On May 10, 2022, the Company issued 200,000 share purchase warrants to an employee of the Company which are exercisable at the lower of (i) $1.50 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

On May 26, 2022, the Company issued 500,000 share purchase warrants to consultants of the Company which are exercisable at the lower of (i) $1.50 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

On July 2022, the Company issued 6,600,000 share purchase warrants to consultants and employees of the Company, which are exercisable at the lower of (i) $1.00 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

The Company used the following assumptions in calculating the fair value of the warrants for the period ended:

September 30, 2022

Risk-free interest rate	1.14%-2.87%
Expected life of warrants	5-10
Volatility	80.59%-121.32%
Weighted average fair value per warrant (US$)	0.37-1.29

At September 30, 2022, the Company had share purchase warrants outstanding as follows:

	Warrants outstanding	Fair value at issue date	Fair value charged for current period	Exercise price	Weighted average remaining life
Expiry Date		US$	US$	US$	(years)
October 29, 2031	3,500,000	4,515,601	1,640,351	1	9
October 29, 2031	3,500,000	4,229,191	1,014,494	1.5	9
October 29, 2031	7,000,000	7,500,124	1,278,573	2.5	9
October 27, 2026	1,800,000	1,353,304	-	1.5	4
October 30, 2026	2,000,000	1,417,766	-	1.5	4
May 10, 2027	200,000	84,000	27,923	1.5	5
May 26, 2027	500,000	238,000	71,212	1.5	5
July 22, 2027	440,000	163,000	27,064	1	5
July 25, 2027	3,780,000	1,405,000	225,035	1	5
July 26, 2027	400,000	146,000	23,096	1	5
July 27, 2027	1,000,000	379,000	59,201	1	5
July 28, 2027	980,000	376,000	57,983	1	5
Total	25,100,000	21,806,986	4,424,932

(iii) Non-controlling interests

	Taikexi	Shenzhen Guanpeng	Dacheng Liantong	Hangzhou Xu Zhihang	Metalpha	Total
	US$	US$	US$	US$	US$	US$
As of April 1, 2021	(525,927)	(45,508)	(40,251)	-	-	(611,686)
Net loss	(4,745)	(3,488)	-	-	-	(8,233)
Changes in non-controlling interest due to changes in ownership of partially owned subsidiary	-	-	40,251	-	-	40,251
As of September 30, 2021	(530,672)	(48,996)	-	-	-	(579,668)

As of April 1, 2022	(530,764)	(49,055)	-	10,459	1,979,990	1,410,630
Net (loss) profit	(4,819)	-	-	-	495,671	490,852
As of September 30, 2022	(535,583)	(49,055)	-	10,459	2,475,661	1,901,482

11.	ACCOUNTS AND OTHER PAYABLES

	As of September 30, 2022	As of March 31, 2022
	US$	US$
Accounts payables	6,115	6,862
Other payables and accrued charges (Note (a))	3,712,349	1,180,230
Amount due to related parties	695,793	322,752

Total	4,414,257	1,509,844

Note:

(a)	Other payables and accrued charges mainly included customer advances, wage payables and accrual charges. Other payables are non-interest-bearing and are expected to be settled within one year.

The amount due to related parties are unsecured, interest-free and repayable on demand.

12.	DIGITAL ASSETS PAYABLES

	As of September 30, 2022	As of March 31, 2022
	US$	US$
Digital assets payables to a non-controlling shareholder	36,340,668	6,200,109
Digital assets payables to third parties	1,532,766	-

Total	37,873,434	6,200,109

These payables were unsecured, interest-free, and repayable by an agreed amount of digital assets as stipulated in the Digital Asset Trading Agreements.

The digital assets payables are measured at fair value through profit or loss and refer to Note 20(a) to the condensed consolidated financial statement for the details of fair value analysis.

13.	REVENUE

	For the six months ended September 30,
	2022	2021
	US$	US$
Supply chain management platform service fee	432,263	1,230,919
Fair value change of proprietary trading digital assets	3,938,870	-
Total revenue	4,371,133	1,230,919

14.	COST OF REVENUE

	For the six months ended September 30,
	2022	2021
	US$	US$
Cost of supply chain management platform service	192,681	214,418

15.	SELLING AND PROMOTION EXPENSES

	For the six months ended September 30,
	2022	2021
	US$	US$
Marketing and promotional expenditures	657,238	3,792,621

16.	CONSULTATION SERVICE EXPENSES

The consultation services expenses represented consultation fees to external consultants who provided consultation services on cryptocurrencies trading to the Company.

17.	GENERAL AND ADMINISTRATIVE EXPENSES

The following items have been included in arriving at general and administrative expenses:

	For the six months ended September 30,
	2022	2021
	US$	US$
		(Restated)
Professional fees	496,253	444,289
Wages and benefits	376,500	573,717
Travelling expenses	20,334	27,594
Depreciation of property and equipment	75,164	28,797
Depreciation of right of use assets	115,505	71,226
Meals and entertainment	31,641	11,410
Share-based compensation	-	1,468,800
Office expenses	16,684	15,458
Insurance costs	155,915	92,736
Other	170,127	5,626
	1,458,123	2,739,653

18.	NET FINANCE COSTS

	For the six months ended September 30,
	2022	2021
	US$	US$
		(Restated)
Interest income	5,013	107,151
Finance income	5,013	107,151

Interest expense	-	(1,939,490)
Interest on lease arrangements	(7,527)	(5,166)
Finance cost	(7,527)	(1,944,656)
Net finance cost	(2,514)	(1,837,505)

19.	INCOME TAX EXPENSE

The Company is formed in Cayman Islands and is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company’s subsidiary formed in British Virgin Island is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no British Virgin Island withholding tax is imposed.

The Company’s subsidiary formed in Hong Kong is subject to the profits tax on the taxable income derived from its activities conducted in Hong Kong. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to US$254,268 (HK$2,000,000), and 16.5% on any part of assessable profits over US$254,268 (HK$2,000,000).

The Company’s subsidiaries incorporated in the PRC are subject to profits tax rate at 25% for income generated and operation in the local jurisdiction.

	For the six months ended September 30,
	2022	2021
	US$	US$
Tax recognised in profit or loss
Current tax expense
Current period	199,897	-

Reconciliation of effective tax rate
Loss before income tax	(4,686,382)	(7,361,965)
Tax calculated at domestic tax rates applicable to profits in PRC (2022 and 2021: 25%)	(1,171,596)	(1,840,491)
Effect of tax rates in foreign jurisdiction	365,773	348,688
Tax effect of tax loss not recognized	1,005,720	1,491,803
Income tax expense	199,897	-

The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries incorporated in the PRC has unused net operating losses available for carry forward to future years for PRC income tax reporting purposes up to five years. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams.

20.	FINANCIAL RISK MANAGEMENT

(a)	Fair value

The Company’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognized financial assets is the carrying amounts of those assets as stated in the consolidated statement of financial position. The Company’s credit risk is primarily attributable to its loan receivables, deposits and other receivables, and cash and cash equivalents. In order to minimize credit risk, the directors of the Company have delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, the directors of the Company review the recoverable amount of each individual debt regularly to ensure that adequate impairment losses are recognized for irrecoverable debts. The credit risk on cash and cash equivalents are limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. In this regard, the directors of the Company consider that the Company’s credit risk is significantly reduced.

The Company has no significant concentration of credit risk, with exposure spread over a number of counterparties.

(b)	Foreign currency risk

The Company has minimal exposure to foreign currency risk as most of its business transactions, assets and liabilities are principally denominated in the functional currencies of the Company entities.

As Hong Kong dollar is pegged to United States dollar, the Company considers the risk of movements in exchange rates between Hong Kong dollars and United States dollars to be insignificant.

The Company currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Company will monitor its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

(c)	Price risk

Digital assets that the Company deals with in its trading activities are digital assets such as Bitcoin (“BTC”) and Ethereum (“ETH”) which can be traded in a number of public exchanges.

Company’s exposure to price risk arises from digital assets and digital assets payables, which are both measured on fair value basis. In particular, the Company’s operating result may depend upon the market price of BTC and ETH, as well as other digital assets. Digital asset prices have fluctuated significantly from time to time. There is no assurance that digital asset prices will reflect historical trends.

The price risk of digital assets arising from trading of digital assets business is partially offset by remeasurement of digital assets payables representing the obligations to deliver digital assets held by the Company in the customers’ accounts to the customers under the respective trading and lending arrangements with the Company.

(d)	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such basis.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

The Company’s policy is to recognize transfers into and transfers out of any of the three levels as of the date of the event or change in circumstances that caused the transfer.

(i)	Disclosures of level in fair value hierarchy:

	Fair value measurements using
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
As of March 31, 2022
Recurring fair value measurements:
Digital assets	-	8,438,027	-	8,438,027

Digital assets payables	-	-	6,200,109	6,200,109

As of September 30, 2022
Recurring fair value measurements:
Digital assets	-	44,505,633	-	44,505,633

Digital assets payables	-	-	37,873, 434	37,873, 434

(ii)	Reconciliation of liabilities measured at fair value based on level 3:

Digital assets payables
US$
As of April 1, 2021	-
Acquired during the period	8,735,145
Settlement by digital assets, for the period	(2,533,106)
Fair value gains recognized in profit or loss (recognized in “revenue - fair value change of proprietary trading digital assets”)	(1,930)
As of March 31, 2022	6,200,109
Acquired during the period	171,899,214
Settlement by digital assets, for the period	(145,494,892)
Fair value gains recognized in profit or loss (recognized in “revenue - fair value change of proprietary trading digital assets”)	5,269,003
As of September 30, 2022	37,873,434

(iii)	Disclosures of valuation process used by the Company and valuation techniques and inputs used in fair value measurements at September 30, 2022 and March 31, 2022:

The directors of the Company are responsible for the fair value measurements of assets and liabilities required for financial reporting purposes, including level 3 fair value measurements.

For level 3 fair value measurements, the Company will normally engage external valuation experts with the recognized professional qualifications and recent experience to perform the valuations.

The Company’s digital assets payables are revalued as at September 30, 2022 by independent professional qualified valuer, who has the recent experience in the categories of digital assets payables being valued.

Level 2 fair value measurements

		Significant observable input		Effect on fair
		As of September 30,	As of March 31,	value for increase of
Description	Valuation techniques and key inputs	2022	2022	inputs
Digital assets	The digital assets are quoted in unit of different cryptocurrencies. Price of the digital assets at level 2 fair value is referenced to quoted price of relevant cryptocurrencies.	Quoted price of different cryptocurrencies	Quoted price of BTC	Increase proportionately

Key unobservable inputs used in level 3 fair value measurements are mainly:

		Significant	Range	Effect on fair value
	Valuation	unobservable	As of March 31,	for increase of
Description	techniques	inputs	2022	inputs

Digital assets payables	Binomial Option Pricing Model	Discount rate	-0.40% to 4.26%	Decrease
	Black-Scholes Pricing Model	Expected volatility	37.56%	Increase

		Significant	Range	Effect on fair value
	Valuation	unobservable	As of September 30,	for increase of
Description	techniques	inputs	2022	inputs

Digital assets payables	Black-Scholes Pricing Model	Expected volatility	59.03% to 61.08%	Increase

Binomial Option Pricing Model is used to valuate certain types of digital asset payables as of March 31, 2022. No such types of digital asset payables occurred as of September 30, 2023.

There were no transfers between levels 2 and 3 for recurring fair value measurements during the period ended September 30, 2022 (March 31, 2022: Nil).

The directors of the Company consider that the carrying amounts of Company’s financial assets, including other receivables and prepayments, loan receivables and cash and cash equivalents, and financial liabilities, including accounts and other payables, approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Company’s lease liabilities are determined by using the discounted cash flows method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at September 30, 2022 and March 31, 2022 was assessed to be insignificant.

(b)	Capital management

The Company’s primary objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain or adjust the capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders and issue new shares. The Company’s overall strategy remains unchanged from prior year.

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total liabilities divided by total assets. The gearing ratio as at September 30, 2022 was 73% (March 31, 2022: 42%).

The business plans of the Company mainly depend on maintaining sufficient funding to meet its expenditure requirements. The Company currently relies on funding from a variety of sources including equity financing.

In response to the above, the Company regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations and relevant regulatory requirements of the Company entities and seek to diversify its funding sources as appropriate.

21.	OPERATING SEGMENTS

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the CODM (“Chief Operating Decision Maker”) for the purpose of resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The following provides the results of operations for the six months ended September 30, 2022 and the financial position of the Company’s operating segments as of September 30, 2022. The Metalpha operating segment reflects the Company’s business of proprietary trading of digital assets. The Longyun operating segment reflects the Company’s crowdfunding and incubation business. The Dacheng Liantong operating segment reflects the Company’s business of platform services.

Results of Operations

For the six months ended September 30, 2022

	Metalpha	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$	US$
Revenue	3,938,870	-	158,213	274,050	4,371,133

Operating expenses	(2,727,405)	(848,382)	(429,784)	(624,683)	(4,630,254)

Other income (expenses)	-	(4,456,421)	(1,164)	30,324	(4,427,261)

Profit (loss) before tax	1,211,465	(5,304,803)	(272,735)	(320,309)	(4,686,382)

Taxes	(199,892)	-	-	(5)	(199,897)

Net profit (loss)	1,011,573	(5,304,803)	(272,735)	(320,314)	(4,886,279)

Financial position

As of September 30, 2022

	Metalpha	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$	US$
Current assets	46,537,706	4,769,277	4,409,136	4,624,320	60,340,439
Non-current assets	-	179,702	278,042	105,491	563,235
Total assets	46,537,706	4,948,979	4,687,178	4,729,811	60,903,674

Current liabilities	(41,474,678)	(474,008)	(257,870)	(2,315,520)	(44,522,076)
Non-current liabilities	-	(87,231)	(42,938)	(19,863)	(150,032)
Total liabilities	(41,474,678)	(561,239)	(300,808)	(2,335,383)	(44,672,108)

Net assets	5,063,028	4,387,740	4,386,370	2,394,428	16,231,566

The following provides the results of operations for the six months ended September 30, 2021 and the financial position of the Company’s operating segments as of March 31, 2021.

Results of operations

For the six months ended September 30, 2021

	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$
	(Restated)	(Restated)	(Restated)	(Restated)
Revenue	-	1,230,919	-	1,230,919

Operating expenses	(2,157,875)	(960,568)	(3,628,249)	(6,746,692)

Other income (expenses)	(1,944,776)	(1,377)	99,961	(1,846,192)

Profit (loss) before tax	(4,102,651)	268,974	(3,528,288)	(7,361,965)

Taxes	-	-	-	-

Net loss	(4,102,651)	268,974	(3,528,288)	(7,361,965)

Financial position

As of March 31, 2022

	Metalpha	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$	US$
Current assets	8,438,027	4,644,940	5,409,384	5,133,929	23,626,280
Non-current assets	-	35,874	213,844	462,741	712,459
Total assets	8,438,027	4,680,814	5,623,228	5,596,670	24,338,739

Current liabilities	(6,434,996)	(557,619)	(464,803)	(2,574,109)	(10,031,527)
Non-current liabilities	-	-	(105,540)	-	(105,540)
Total liabilities	(6,434,996)	(557,619)	(570,343)	(2,574,109)	(10,137,067)

Net assets	2,003,031	4,123,195	5,052,885	3,022,561	14,201,672

Geographical information

Revenue

	For the six months ended September 30,
	2022	2021
	US$	US$
Hong Kong	3,938,870	-
PRC	432,263	1,230,919
	4,371,133	1,230,919

The revenue information above is based on the location of the customers’ country of incorporation.

Non-current assets

	As of September 30, 2022	As of March 31, 2022
	US$	US$
Hong Kong	181,148	281,947
PRC	382,087	430,512
	563,235	712,459

Major customers

As of September 30, 2022 and March 31, 2022, there was no concentration in the Company’s gross accounts receivables. For the period ended September 30, 2022 and 2021, there was no concentration in the Company’s revenues.

22.	LOSS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The basic loss per share is calculated as the loss for the year attributable to equity holders of the Company divided by the weighted average number of ordinary shares of the Company in issue during the period.

The diluted loss per share is calculated as the loss for the year attributable to equity holders of the Company divided by the weighted average number of ordinary shares used in the calculation which is the weighted average number of ordinary shares in issue plus the number of shares held under the share purchase warrants (2021: Nil). For the period ended September 30, 2022, the Company had 25,100,000 share purchase warrants outstanding, which could potentially dilute basic loss per share in the future, but were excluded from the computation of diluted loss per share in the period presented, as their effects would have been anti-dilutive.

The Company had no potentially dilutive ordinary shares in issue during the period.

	For the six months ended September 30
	2022	2021
		(Restated)
Basic Loss Per Share Numerator
Loss for the period attributable to owners of the Company	$(5,377,131)	$(7,353,732)

Diluted Loss Per Share Numerator
Loss for the period attributable to owners of the Company	$(5,377,131)	$(7,353,732)

Basic Loss Per Share Denominator
Original shares:	23,598,371	13,263,066
Additions from actual events:
- Issuance of common stock, weighted	1,081,967	4,406,216
Basic weighted average shares outstanding	24,680,338	17,669,282

Diluted Loss Per Share Denominator
Diluted Weighted Average Shares Outstanding:	24,680,338	17,669,282

Loss Per Share
- Basic and diluted	$(0.22)	$(0.42)
Weighted Average Shares Outstanding
- Basic and diluted	24,680,338	17,669,282

23.	RELATED PARTY BALANCES AND TRANSACTIONS

Related parties’ relationships as follows:

Name	Relationship
HangZhou TianQi Network Technology Co. Ltd.	Common control by legal representative and shareholder of Taikexi, Mr. Mangyue Sun
Hangzhou Yuao Venture Capital Co., Ltd	Common control by legal representative of Guanpeng
Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd.	Common control by Mr. Wei Wang
Mangyue Sun	Legal representative and shareholder of Taikexi
Fang Qin	Spouse of Mangyue Sun
Antalpha Technologies Limited (“Antalpha”)	Non-controlling shareholder of a subsidiary of the Company

Loans receivables – related parties consisted of the following:

	As of September 30, 2022	As of March 31, 2022
	US$	US$
Hangzhou Yuao Venture Capital Co., Ltd	-	2,245,200
Total	-	2,245,200

Other related parties’ payables consisted of the following:

	As of September 30, 2022	As of March 31, 2022
	US$	US$
HangZhou TianQi Network Technology Co. Ltd. (i)	41,614	46,696
Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd. (ii)	56,231	205,070
Mangyue Sun (ii)	21,087	23,662
Fang Qin (ii)	42,173	47,324
Antalpha (iii)	534,688	-
Total	695,793	322,752

(i)	The outstanding payable consists of rent owed.
(ii)	The outstanding payables consist of working capital advances and borrowings.
(iii)	Consultation service fees payable to Antalpha.
(iv)	All amounts are due on demand, non-interest bearing and unsecured.

Digital asset payables consisted of the following:

	As of September 30, 2022	As of March 31, 2022
	US$	US$
Antalpha	36,340,668	6,200,109
Total	36,340,668	6,200,109

Related parties’ transactions are consisted of the following:

	For the six months ended September 30,
	2022	2021
	US$	US$
Interest income derived from Hangzhou Yuao Venture Capital Co., Ltd	-	31,268

Derivative products entered with Antalpha	168,184,034	-
Derivative products expired to Antalpha	(143,099,238)	-
Consultation service fees to Antalpha	(534,688)	-

24.	DISCONTINUED OPERATION

On January 20, 2023, the board of directors (the “Board”) of the Company, unanimously approved the Company’s plan to discontinue and cease all business operations in mainland China (collectively, the “Mainland China Business”), which are conducted by the Company through its subsidiaries and variable interest entities, and to dispose of the Mainland China Business by selling it to one or more third parties.

The Company determined that the disposal group should be classified as assets held for sale, and they fulfilled the requirements established in IFRS 5 to classify them as a discontinued operation, since they represent a major line of business and geographical area of operations.

The information related to the condensed consolidated statement of financial position of the disposal group as of September 30, 2022 is presented below:

As of September 30, 2022
US$
(Unaudited)
Assets
Property, plant and equipment	198,125
Right of use assets	183,962
Non-current assets	382,087
Other receivables and prepayments	510,492
Loans receivables	8,060,849
Cash and cash equivalents	577,650
Current assets	9,148,991
Total assets	9,531,078
Equity
Share capital	8,523,538
Statutory reserves	589,659
Accumulated deficit	(4,693,240)
Accumulated other comprehensive (loss) income	(146,260)
Equity attributable to owners of the Company	4,273,697
Non-controlling interests	(574,178)
Total equity	3,699,519
Liabilities
Lease liabilities	62,801
Non-current liabilities	62,801
Accounts and other payables	3,833,349
Taxes payable	1,854,936
Lease liabilities	80,473
Current liabilities	5,768,758
Total liabilities	5,831,559
Total equity and liabilities	9,531,078

The information related to the condensed consolidated statements of profit or loss of the disposal group for the six months ended September 30, 2022 is presented below:

For the six months ended September 30, 2022
US$
(Unaudited)
Revenue	432,263

Cost of revenue	192,681

Selling and promotion expenses	287,352
General and administrative expenses	361,991
Total operating expenses	649,343
Result from operating activities	(409,761)
Other income	114,562
Other expense	(85,828)
Finance income	638
Finance costs	(2,783)
Loss before income tax	(383,172)
Income tax expense	(5)
Loss from discontinued operations	(383,177)

The net cash flows incurred by the disposal group are as follows:

For the six months ended September 30, 2022
US$
(Unaudited)
Operating activities	(1,064,857)
Investing activities	1,252,171
Financing activities	(185,630)
Net cash outflows	1,684

25.	SUBSEQUENT EVENTS

On November 15, 2022, the shareholders of the Company approved change of the name of the Company from Dragon Victory International Limited to Metalpha Technology Holding Limited.

On November 28, 2022, the Company entered into a Sale and Purchase Agreement with Antalpha to purchase 49% equity interest of Metalpha Limited from Antalpha at a consideration of US$2,500,000, which shall be satisfied by the allotment and issuance of 2,500,000 shares of par value of US$0.0001 in the capital of the Company. Upon completion of the transaction, Metalpha Limited will be an indirectly wholly-owned subsidiary of the Company. The transaction was completed on January 4, 2023.

On November 28, 2022, Antalpha entered into a Securities Subscription and Warrant Purchase Agreement with the Company to subscribe 7,500,000 shares of par value US$0.0001 each in the share capital of the Company, upon the exercise of which Antalpha is entitled to purchase, and the Company is obligated to issue and sell, the corresponding number of shares of par value US$0.0001 each of the share capital of the Company.

On January 20, 2023, the Board of the Company, unanimously approved the Company’s plan to discontinue and cease the Mainland China Business, which was conducted by the Company through its subsidiaries, Hangzhou Dacheng and Hangzhou Longyun.

On February 20, 2023, Metalpha Holding (HK) Limited (“Metalpha HK”), an indirect wholly-owned subsidiary of the Company, Liu Limin and Wang Wei (as the registered nominee shareholders of Hangzhou Longyun) entered into a sale and purchase agreement (“SPA”) with two individual third parties, Xu Yang and Zheng Liqing (collectively, the “Purchasers”). Pursuant to the SPA, the Purchasers will purchase from Metalpha HK the entire equity interest of Hangzhou Dacheng, and from Liu Limin and Wang Wei the entire equity interest of Hangzhou Longyun (the “Transaction”). The Transaction was proposed to implement the Company’s decision to discontinue the Mainland China Business. The aggregate consideration for the Transaction is US$1.00.